

January 9, 2014

<u>Via E-mail</u>
Joseph Spiteri
Chief Executive Officer
MOJO Data Solutions, Inc.
2105 Plantation Village
Dorado, Puerto Rico 00646

>   **Re: MOJO Data Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended April 30, 2013**
>   **Filed July 18, 2013**
>   **Form 8-K dated September 27, 2013**
>   **Filed September 30, 2013**
>   **Form 12b-25 for the Quarterly Period Ended October 31, 2013**
>   **Filed December 16, 2013**
>   **File No. 333-175003**

Dear Mr. Spiteri:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K dated September 27, 2013</u>

1. We note you entered into an Asset Purchase Agreement, amended November 19, 2013, to purchase substantially all of the assets of Mobile Data Systems. Please tell us your consideration of the financial statement requirements under Rule 8-04 of Regulation S-X as it pertains to the purchase.

Form 12b-25 for the Quarterly Period Ended October 31, 2013

2. Your Form 10-Q for the period ended October 31, 2013 is past due. Please file the report or tell us why you are unable to meet your filing obligation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief